September 29, 2009

Lyn Shenk, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Pacific Corporation
File No. 001-06075
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009

Dear Mr. Shenk:

This letter is in response to the comment letter, dated August 31, 2009, addressed to Mr. Robert M. Knight, Jr., Executive Vice President-Finance and Chief Financial Officer of Union Pacific Corporation (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the Company’s August 10, 2009 correspondence.

Overview of Group Depreciation

Because a number of your comments relate to group depreciation, we include the following background and perspectives on group depreciation.

Accounting Standards Codification 360-10-35-4 defines depreciation accounting as “a system of accounting which aims to distribute the cost or other basic value of tangible capital assets, less salvage (if any), over the estimated useful life of the unit (which may be a group of assets) [emphasis added] in a systematic and rational manner. It is a process of allocation, not valuation.”

Staff Accounting Bulletin Topic 5: Miscellaneous Accounting, paragraph B, Gain or Loss From Disposition of Equipment, states that:

Interpretive Response: Gains and losses resulting from the disposition of revenue producing equipment should not be treated as adjustments to the provision for depreciation in the year of disposition, but should be shown as a separate item in the statement of income.

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

If such equipment is depreciated on the basis of group of composite accounts for fleets of like vehicles, gains (or losses) may be charged (or credited) to accumulated depreciation with the result that depreciation is adjusted over a period of years on an average basis.

In 2002, the Accounting Standards Executive Committee (AcSEC) of the AICPA noted in a proposed statement of position, Accounting for Certain Costs and Activities Related to Property, Plant and Equipment [PP&E], that:

A46. Many respondents to the exposure draft, particularly those in the utility, telecommunications, and railroad industries, expressed concerns that under this SOP they would be required to apply component accounting to large numbers of homogenous assets for which component accounting was impracticable. Respondents cited such examples as utility poles, railroad cross ties, electric transmission lines, and pipe sections in a pipeline. Respondents commented that a method known as the mass-asset method of accounting had for many years been applied in practice to large groups of homogeneous assets and that use of the method was supported by regular, periodic statistical and historical studies. AcSEC considered those comments and, after further consideration of the method and its applications, concluded that the method is consistent with the overarching principles listed in paragraph 14A of this SOP and is an appropriate methodology for large groups of homogeneous assets provided that certain criteria, as listed in paragraph 56 of this SOP, are met. Moreover, AcSEC believes that component accounting and the mass-asset method of accounting are the only acceptable methodologies.

A47. As discussed in paragraph 56A of this SOP, if under the mass-asset method of accounting an asset is retired normally, its original gross book value, and accumulated depreciation equaling the original gross book value are removed from the PP&E asset accounts. That is, the mass-asset method implicitly assumes that assets are fully depreciated at the time they are retired. Because, in the application of the method to homogeneous assets, typically some assets are retired well before the expected useful life of an asset in the group, and others are retired long after the expected useful life, that assumption is considered to be on an “average” basis rather than on an individual asset basis.

Although the proposed statement of position on PP&E was never finalized, it was due to other aspects of the proposal rather than affirmation that group accounting is an acceptable method under U.S. GAAP.

In 1983, the railroad industry switched from betterment accounting to depreciation accounting for track assets (i.e., rail and other track material, ties, and ballast). At that time, we assessed various depreciation methodologies and concluded that the group depreciation method was most appropriate for our business because we have large numbers of homogeneous assets. Concurrent with the adoption of the group method of depreciation, we commenced using Iowa Type Survivor Curves (the accepted standard of industrial property retirement dispersion) to determine

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

the estimated service lives for all depreciable assets except rail in high-density traffic corridors. For rail in high-density traffic corridors, we determine the estimated service lives using another mathematically-based methodology (orthogonal polynomials) because rail often experiences different retirement dispersions than other assets. These actuarially-based methodologies utilize the retirement data of our assets to determine the probable service lives for each group of assets.

The process of determining depreciation expense for large homogeneous groups of assets such as rail, ties, or ballast differs from the process used in determining depreciation expense for a single item, unit or component. With a single item, unit or component, the cost of the item, less its estimated salvage value, is divided by its estimated service life. In the event the asset is retired prior to the estimated life, the book value remaining after recognition of any salvage costs or recoveries is charged as an expense in the year of retirement. If the asset remains in service beyond the estimated life, depreciation expense ceases inasmuch as the full cost of the asset has been recorded to expense. In comparison, with large homogeneous groups of assets such as those owned by railroads, utilities, or pipeline companies, it is impracticable to account for the depreciation expense of each and every asset. Instead, the calculation of depreciation expense for large groups of assets requires (i) the segregation of assets into logical groups or classes based on the function or nature of the assets and (ii) the use of averages, in particular for service life. Average values are required because not all of the assets in the groups of similar function/nature experience the same service life. That is, despite the fact that the assets in the group are homogeneous, they experience lives that are dispersed over a range. Depreciation studies are used to determine the estimated service lives for the assets within the homogeneous groups. The results of the depreciation studies permit a statistical forecast of the portion of the group that will live to each age and, from that forecast, the ability to determine the average life of the group.1

As noted earlier, the component depreciation method records all depreciation expense between the time an asset is acquired and the time it reaches its estimated average service life. No depreciation expense is recognized subsequent to the average service life, despite the fact that the asset may continue to be used for years. In comparison, the group depreciation method records depreciation expense throughout the life of the asset regardless of whether the asset has significantly exceeded its estimated average service life. Both the component and the group depreciation methods expense the full costs of the assets; however, the group method better reflects a matching of the expense recorded with the benefit received from the assets because service lives are continually monitored and updated based on an entity’s experience. Group depreciation results in depreciation expense that is proportional to the service rendered by the assets that comprise the group.

1 William M. Stout, P.E., Chairman of Gannett Fleming, Inc., A Comparison of Component and Group Depreciation For Large Homogeneous Groups of Network Assets, a presentation to the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

We have addressed each of your comments below. For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

* * * * *

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Financial Condition, page 56

1.

We have reviewed your response to our prior comment number 2. However, we continue to believe that your May 28, 2008 two-for-one stock split should be given retroactive effect in all periods presented in your consolidated statement of financial condition and consolidated statements of change in common shareholders’ equity, in order to provide consistency with the number of common shares used to compute your earnings per share and provide comparability amongst the periods presented in the aforementioned financial statements. Please revise the consolidated statement of financial condition and consolidated statements of changes in common shareholders’ equity included in your future filings, as applicable.

RESPONSE:

We note your comment and will revise the consolidated statements of financial position and the consolidated statements of changes in common shareholders’ equity included in our future Form10-K and Form 10-Q filings, as applicable.

Notes to the Consolidated Financial Statements

Note 9. Properties

Property and Depreciation, page 76

2.

Per your response to our prior comment number 4, the STB provides guidance and oversight regarding property accounting for purposes of reporting in your Annual Reports on Form R-1. You state further that such guidance is provided within the context of the STB’s authority to regulate aspects of your business. However, it remains unclear to us why the STB reviews the information that you submit – for example, your Annual Reports on Form R-1, your depreciation studies, your units of property, and your proposed deprecation rates. Furthermore, it remains unclear to us how and why the STB’s guidance, oversight and reviews impact both your financial results and aspects of your accounting under U.S. GAAP. In this regard, please describe for us (i) the nature of the STB’s regulatory authority – including the specific aspects of your business that the STB regulates, (ii) the specific purposes of the STB’s various reviews – including how the reviews relate to the agency’s

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

regulatory authority, and (iii) how and why the STB’s reviews impact aspects of your accounting under U.S. GAAP. Please be detailed in your response.

RESPONSE:

The Surface Transportation Board (STB) was created by the Interstate Commerce Commission Termination Act of 1995 and is the successor agency to the Interstate Commerce Commission. The STB is an economic regulatory agency that Congress charged with the fundamental missions of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB is decisionally independent, although it is administratively affiliated with the Department of Transportation.

As a railroad subject to the provisions of the Interstate Commerce Act, we are required to file annual reports with the STB in accordance with the regulatory provisions of Title 49 of the Code of Federal Regulations. Information in the annual reports is used by the STB to monitor and assess railroad industry growth, financial stability, traffic, and operations and to identify industry changes that may affect national transportation policy. In addition, the STB uses data from the annual reports to facilitate the execution of their regulatory responsibilities.

We submit to the STB for review and approval a report on depreciation studies and proposed depreciation rates every three years for equipment property and every six years for road property, as required under Title 49 of the Code of Federal Regulations. The approved depreciation rates are used for reporting our financial results in the required annual reports to the STB. The detailed property studies that we perform form the basis for our depreciation methods used in accordance with U.S. GAAP. We have included references to the STB reviews to provide readers an understanding of our processes for setting depreciation rates. We did not intend to imply that we defer to the STB for our selected methods under U.S. GAAP.

We note your comment and propose eliminating the references to the STB in both the footnotes of our future financial statements and in the Critical Accounting Policies section of the MD&A inasmuch as we do not defer to the STB for our selected methods under U.S. GAAP.

3.

Refer to your response to our prior comment number 5. We note that upon the replacement or retirement of depreciable rail assets accounted for using the group method of depreciation, you credit your fixed asset account for the gross cost of assets being retired or replaced and record an offsetting debit to accumulated depreciation. As such, gains or losses on depreciable rail assets are not reported in your consolidated statements of income. In this regard, please tell us what percentage of your depreciable rail assets reach or exceed their expected depreciable lives prior to being retired or replaced. As part of your response, specifically tell us (i) if and how you are able to determine the length of time that your depreciable rail assets have been in service prior to their replacement and (ii) the carrying value of assets retired or replaced prior to the end of their expected useful lives for each of the last three fiscal years.

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

RESPONSE:

As discussed in the Overview of Group Depreciation, depreciation studies are used to determine the estimated service lives for the assets within the homogeneous groups. The results of the depreciation studies permit a statistical forecast of the portion of the group that will live to each age and, from that forecast, the ability to determine the average life of the group. We perform service life studies for rail in high-density traffic corridors every six years with the assistance of a third party with expertise in the railroad industry and in group depreciation theory. These studies involve analyses of data for (i) all rail in use in the high-density traffic corridors (2008 study examined data for rail in use at December 31, 2007) and (ii) all rail retirements in these corridors during the six-year period preceding the studies (2008 study examined retirements between January 1, 2002 and December 31, 2007). We obtain data for both rail in use and retirements from our Engineering Department’s rail consist file, which has detailed information for all rail down to the 1/100th mile. We also obtain gross-ton mile (GTM) information for all rail in high-density traffic corridors, and we merge this GTM data with the corresponding records for rail in use and for rail retirements to determine cumulative GTMs carried over the rail.

As noted in the Overview of Group Depreciation, an asset within a group is assumed to be fully depreciated upon normal retirement or disposal under the group method of depreciation. Additionally, under the group method of depreciation, accumulated depreciation is maintained for the group of assets and does not relate to any particular asset in the group. Consequently, the carrying value of individual assets retired or replaced in the normal course of business cannot be determined.

With respect to your question regarding depreciable rail assets that reach their expected service lives, analysis of all rail retirements in 2008 determined that approximately 55% of rail in high-density traffic corridors had reached or exceeded their expected service lives at the time of retirement or replacement. Theoretically, 50% of our rail assets should reach their expected lives prior to being retired or replaced. If our periodic service life studies find that there is a trend toward longer or shorter lives (i.e., the percentage of rail assets that reach their expected service lives is either less than or more than 50%), we will adjust the expected service lives either up or down as appropriate, and, in turn, adjust depreciation expense prospectively. This was done for 2009 based on the results of the 2008 rail service life study.

4.

In addition, given that your depreciable rail property is grouped for accounting purposes, it remains unclear to us how you determine the gross cost that should be credited against your fixed asset account and debited against accumulated depreciation upon the retirement or replacement of such property. Furthermore, it is unclear to us why track capital expenditures of approximately $1.7 billion in fiscal year 2008 (as disclosed on page 38 of the MD&A) would result in an increase of approximately $1.5 billion in the aggregate gross carrying value of your track assets (i.e., your rail and other track material, ties, and ballast), if the gross carrying value of track assets that were replaced was

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

credited against your fixed asset account and debited against your accumulated depreciation account. In this regard, please tell us how you track or estimate the amount that should be written-off from your gross fixed asset account and your accumulated depreciation account upon the replacement or retirement of depreciable rail property. In addition, tell us the amount written off from those accounts during each of the last three fiscal years due to the replacement of depreciable rail property. In order to facilitate a better understanding of both your disclosure and your response, please provide us with a schedule that reconciles between the beginning and ending gross carrying values of your track assets for each of the last three fiscal years.

RESPONSE:

With large homogeneous groups of assets such as rail, ties and ballast, it is impractical to track the costs of individual assets that comprise the groups or account for depreciation expense on an asset-by-asset basis. When we replace rail, we retire the historical installation cost of the old asset and reduce accumulated depreciation by the same amount. Because the historical installation costs of specific rail assets are not tracked, we determine the cost to be retired using a multi-step process that considers (i) the current replacement cost of rail, (ii) the average age of our retirements based on our rail depreciation study, and (iii) Bureau of Labor Statistics inflation indices for the most significant cost components of rail (i.e., steel and labor). An example of this calculation for a replacement of one mile of rail in a high-density traffic corridor follows:

Cost of new rail (includes labor and material)	$500,000
Service life (4.38% depreciation rate converted to years)	23 years
Inflation factor for 23 years	2.253
Retirement amount ($500,000/2.253)	$221,900

Most of our road assets have much longer lives than rail. In the example above, the retirement amount represents 44% of the cost of new rail. The retirement percentages of other assets are much lower because of their longer lives. For instance, the composite lives of wooden ties, bridges, and grading are 32, 72, and 86 years, respectively.

The railroad industry has used indices to calculate retirement amounts for rail since the adoption of depreciation accounting in 1983. Initially, the indices were provided by the Interstate Commerce Commission (ICC). After the ICC discontinued providing indices, we considered various estimation alternatives and concluded that use of indices was acceptable and consistent with industry practice. We evaluated various inflation indices and determined that indices produced by the Bureau of Labor Statistics for Average Hourly Earnings of Production Workers – Total Private (CEU05) and Metals and Metal Products – Iron and Steel (WPU 101) best represented the cost of labor and materials used in the installation of rail. In addition, we assign weights to the two indices (40% labor, 60% materials), which closely approximate our installation experience. It is our understanding that other Class I railroads continue to use indices, such as the Consumer Price Index, to estimate historical costs. Because of the number of estimates inherent in the depreciation accounting process and because it is impossible to precisely

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

estimate each of these variables until a group of property is completely retired, we continually monitor the estimated service lives of our assets and adjust depreciation rates accordingly.

We note your comment and propose adding disclosure in our critical accounting policies and properties footnote about our use of estimated historical cost (see response to comment 5).

The table on page 38 of our Annual Report on Form 10-K, which details our cash capital investments, is designed to show how we manage our capital programs. The table is not intended to correspond to the table in Note 9, Properties, on page 76 of the Form 10-K. We believe that readers of our financial statements are especially interested in expenditures that are driven by customer demand and opportunities for long-term growth, which principally represent capacity and commercial facilities projects and expansions of our locomotive and freight car fleets. The first line in the table on page 38, which is labeled as “Track”, includes all expenditures for programmed replacements of existing road assets. Approximately $1,300 million of the $1,700 million expended on “Track” during 2008 was for rail, ties, and ballast, and the balance was used for replacement of bridges, signals, and other road assets. In addition, the category classified as capacity and commercial facilities included expenditures of approximately $640 million for road assets, including approximately $270 million for rail, ties, and ballast.

We note your comment and propose changing the first line in the table that details our cash capital investments from “Track” to “Road infrastructure”.

The table below reconciles between the beginning and ending gross book values of our road assets for the last three years:

Millions of Dollars	2008	2007	2006
Road Assets, Beginning Balance	$32,210	$30,433	$28,516
Additions	2,535	2,052	2,191
Retirements	(397)	(275)	(274)

Road Assets, Ending Balance	$34,348	$32,210	$30,433

5.

Per your response to our prior comment number 6, you use the unit of production method to depreciate rail in high-density traffic corridors, as it has been your experience that the life of rail in such corridors is closely correlated to usage. In addition, we note from your response to our prior comment number 8 that rail and other track material in high-density traffic corridors accounts for approximately $8 billion, or 70%, of the $11.4 billion total gross book value attributable to your rail and other track material assets. Under the unit of production depreciation method, it appears that the annual depreciation expensed for rail located in high-density traffic corridors is based upon the ratio of calculated gross-ton miles carried over the rail to the estimated service life of the rail (measured in million of gross tons per mile). However, in Note 9 to your financial statements for fiscal year ended December 31, 2008, you have disclosed an average composite depreciation rate for

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

rail and other track material and only provided limited disclosure related to your use of the unit of production method of depreciation. Given the significance of the gross capitalized costs associated with rail and other track material located in high-density traffic corridors, as compared to the gross capitalized costs attributable to the remainder of your track, please expand your disclosures in both Footnote 9 to your financial statements and the “Critical Accounting Policies” section of your MD&A to discuss your application of the unit of production method of depreciation in substantially greater detail. Please provide us with a copy of your intended revised disclosure.

RESPONSE:

We note your comment and propose including the following changes to the table in the property footnote of our financial statements in future Form 10-K and Form 10-Q filings and to the first two paragraphs of our disclosure in both the property footnote and in the Critical Accounting Policies section of the MD&A of future Form 10-K filings:

The following table lists the major categories of property and equipment, as well as the weighted-average composite depreciation rate for each category:

Millions of Dollars, Except Percentages	Dec. 31, 2008	Dec. 31, 2007	Depreciation Rate for 2008
Land	$4,861	$4,760	N/A
Road
Rail and other track material [a]	11,366	10,622	4.2%
Ties	6,827	6,354	2.7%
Ballast	3,635	3,369	2.9%
Other [b]	12,520	11,865	2.3%
Total Road	34,348	32,210	3.1%
Equipment
Locomotives	5,157	5,092	4.7%
Freight cars	1,985	2,059	4.1%
Work equipment and other	158	157	3.6%
Total Equipment	7,300	7,308	4.5%
Technology and other	468	441	12.7%
Construction in progress	938	935	N/A
Total properties	$47,915	$45,654	N/A
Accumulated depreciation	(12,214)	(11,496)	N/A
Net properties	$35,701	$34,158	N/A

[a] Includes a weighted-average composite rate for rail in high-density traffic corridors as discussed below.

[b] Other includes grading, bridges and tunnels, signals, buildings, and other road assets.

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

Property and Depreciation – Our rail operations are highly capital intensive. Each year we develop a capital program for the acquisition or construction of fixed assets. Assets purchased or constructed throughout the year ~~that were not part of the original program~~ are capitalized if they meet applicable minimum units of property criteria~~, which are approved by the STB~~. Properties are carried at cost, and we follow the group method of depreciation. Our large base of homogeneous, network-type assets turns over on a continuous basis. The group method of depreciation treats each asset class as a pool of resources, not as singular items. Under group depreciation, all items with similar characteristics, use, and expected life are grouped together in a single asset class, and are depreciated using composite depreciation rates. The historical cost (net of salvage) of depreciable ~~rail~~ property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. The historical cost of certain depreciable road property is estimated using inflation indices published by the Bureau of Labor Statistics. A gain or loss is recognized in other income for all other property upon disposition because the gain or loss is not part of rail operations.

We compute depreciation principally on the straight-line method based on estimated service lives of depreciable property. ~~We use a unit of production convention to depreciate rail n high density traffic corridors.~~ We calculate service lives using Company-specific retirement data. We perform ~~and submit~~ depreciation ~~rate~~ studies at least every three years for equipment and every six years for road property (i.e., rail and other track material, ties, and ballast). ~~These rate studies are reviewed and approved by the STB.~~ These periodic depreciation studies are used to develop our ~~approved~~ composite depreciation rates by asset class. For rail in high-density traffic corridors, we engage a third party with expertise in the railroad industry and in group depreciation theory to assist us in determining the estimated service life, which is measured in millions of gross tons per mile of track rather than in years because it has been our experience that the life of rail in high-density traffic corridors is closely correlated to usage (i.e., the amount of weight carried over the rail). For rail in high-density traffic corridors, we calculate depreciation rates annually by dividing the number of gross ton-miles carried over the rail (i.e., the weight of loaded and empty freight cars, locomotives and maintenance of way equipment transported over the rail) by the estimated service lives of the rail (measured in millions of gross tons per mile). Changes in our composite depreciation rates are implemented prospectively. We calculate depreciation expense by multiplying the gross asset values by the applicable composite rates.

6.

Please tell us whether non-rail road assets (e.g., ties and ballast) located in high-density traffic corridors require more frequent replacement than non-rail road assets located elsewhere. If so, please tell us how the shorter expected useful life of such assets has been incorporated into your depreciation policy and/or composite depreciation rates.

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

RESPONSE:

In consultation with our Engineering Department, we have determined that ties and ballast used in high-density traffic corridors require more frequent replacement than similar assets located elsewhere; however, we have not observed the same level of correlation between usage measured in gross ton-miles and service lives of these assets because the lives are also affected by other factors, including weather, soil conditions, and drainage. Under the group method of depreciation, if ties or ballast located in high-density traffic corridors are retired sooner than ties or ballast located elsewhere, our depreciation studies for ties and ballast will reflect the retirements in the estimated service lives of the groups. The composite depreciation rates for ties and ballast will account for the shorter lives of the assets in the high-density traffic corridors because the estimated service lives of the asset classes will be reduced and, in turn, the composite depreciation rates will be higher.

7.

We have reviewed your response to our prior comment number 7. However, we do not believe that you have adequately addressed our prior comment. In this regard, please specifically and separately tell us how you define an extension of life, an improvement in safety, and an improvement in operating efficiency for your depreciable rail assets. As part of your response, also specifically discuss how you determine whether the replacement of a “unit of property,” as well as other activities required for the maintenance of your depreciable rail property (e.g., track grinding, track undercutting, and track lining), meet the aforementioned criteria.

RESPONSE:

In applying our accounting policy for fixed assets, we consider FASB Concept Statement 6, Elements of Financial Statements, which provides the following definition of an asset:

Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

Concept Statement 6 also provides three essential characteristics of an asset:

•	It embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to combine directly or indirectly to future net cash inflows.
•	A particular entity can obtain the benefit and control others’ access to it.
•	The transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

Accounting Research Manager provides further guidance regarding capitalization of costs incurred during ownership:

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

Costs incurred during ownership consist of additions, improvements, alterations, rehabilitations, replacements, repairs, and so forth. In general, such costs should be capitalized when they appreciably extend the life, increase the capacity, or improve the efficiency or safety of the property, and should be expensed when they do not. . . In some cases, the capitalization decision shall be based on other factors, such as the size of the expenditure, the property unit used, or the length of the period to be benefited.

In 1983, the railroad industry switched from betterment accounting to depreciation accounting for track assets (i.e., rail and other track material, ties, and ballast). At that time we established minimum units of property for purposes of capitalization. When we retire an existing asset and replace it (as is done with our road infrastructure replacement programs), we capitalize all costs necessary to make the new asset ready for its intended use if it meets our established minimum units of property. We capitalize the costs of replacements under the theory that they meet the GAAP definition of an asset as replacements embody probable future economic benefits.

Paragraph 28 of Concept Statement 6 discusses how assets are used to generate future economic benefit, as follows:

The common characteristic possessed by all assets (economic resources) is “service potential” or “future economic benefit,” the scarce capacity to provide services or benefits to the entities that use them. In a business enterprise, that service potential or future economic benefit eventually results in net cash inflows to the enterprise.

We define an extension of life as an expenditure that results in future economic benefit by enabling the use of an existing asset beyond its current estimated useful life. We define an improvement in safety and an improvement in operating efficiency as an expenditure that generates future economic benefit from the use of an existing asset or new asset. Assessments of future economic benefit are an integral part of our capital approval process. For all proposed capital projects that do not involve replacement of existing assets (e.g., capacity projects, new commercial facilities, expansion of our locomotive fleet, life extension projects), we calculate the expected discounted cash flow return on investment and the estimated net present value of the projects. We will not undertake a project unless it generates a return on investment that exceeds our cost of capital (with the exception of government mandated projects). The economic benefit may be attributable to either increased revenues or decreased costs. Increased revenues may result from additions to line or terminal capacity (i.e., the ability to transport more freight over our network), additions to our equipment fleet to meet growth in demand, or new service offerings, which are made possible principally through investment in new facilities. Decreased costs may result from operating efficiency improvements or reductions in safety-related expenses, including casualty costs.

When we assess proposed expenditures for projects that do not involve replacement of existing assets, we consider all relevant factors, which may include the amount of the expenditure, the property unit involved, and the length of the period of benefit conferred by the expenditure. In determining whether expenditures extend useful lives or improve safety or operating efficiency,

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

we rely on, as applicable, any or all of our historical experience, testing and research performed by the Association of American Railroads, or experience and testing performed by independent third parties.

Your comment asks about “other activities required for the maintenance of our depreciable rail property” such as track grinding. In our judgment, rail grinding is a replacement alternative and not maintenance of depreciable rail assets. In the SEC’s June 30, 2008 comment letter to the Company, the SEC questioned whether rail grinding was analogous to routine automobile oil changes, which are a maintenance activity. We responded that this analogy was not correct because oil has been used as a lubricant in engines since the earliest development of automobiles, and manufacturers have consistently recommended routine oil changes to realize the expected life of the vehicle. In contrast, steel rail has been in use by railroads since the early 1800’s, but the practice of grinding rail to extend its life was not widely adopted by North American railroads until the 1980’s. Additionally, the cost of an oil change is relatively insignificant, whereas we typically pay between $20,000 and $25,000 per day for each rail grinding machine and its crew. In addition, rail manufacturers’ estimates of rail life (expressed in millions of gross tons) do not factor in rail grinding. Although our annual rail grinding program represents only 1% of our total capital program, the return on investment from rail grinding is high because the grinding significantly extends the life of the rail beyond the manufacturers’ estimates. Currently, the only alternative to rail grinding is rail replacement.

We capitalize rail grinding because it (i) extends rail life; (ii) improves rail profile (reduces derailments due to uneven rail wear and wheel contact); (iii) improves rail surface (reduces derailments caused by rail fatigue and cracks); and (iv) improves rail shape, which promotes better riding stability. A study by Canadian Pacific Railway in conjunction with the National Research Council of Canada (published in 2005 in The Art and Science of Rail Grinding) found that average curve rail life could be extended between 110% and 255% with various grinding strategies. Studies by our Engineering Department have also found that rail grinding on a consistent and optimal basis significantly improves average curve rail life. A 2008 study on our South Morrill, Nebraska Subdivision, which handles about 36 coal trains per day, found that curve rail had a life of 350 million gross tons (MGT) if grinding was not performed, but the rail life could be extended significantly (perhaps 200% or more) with grinding. In our judgment, rail grinding is a life extension process that also increases capacity because we are able to operate at higher speeds and maintain a more fluid system.

Our most recent rail life study, performed for us by a third party with expertise in the railroad industry and in group depreciation theory, considered rail grinding as a factor in determining the depreciable life of our rail (measured in MGT) because we have a planned program to perform rail grinding. The study indicates that, “The ultimate life of rail has been increasing as a result of improved rail metallurgy, rail grinding and lubrication. These factors were considered along with the analyses of historical data experienced by UP.” Due to the use of group depreciation, grinding costs are added to the Density 1 and Density 2 rail asset classes (discussed in more detail in our responses to comments 8 and 9 below) and depreciated using the composite

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

depreciation rate for rail. Furthermore, it is our understanding that, with one exception, all Class I railroads capitalize the cost of rail grinding because it is a life-extension project.

With respect to track undercutting and track lining, these activities are replacements of units of property. Track surfacing encompasses two types of projects: (1) undercutting and (2) track lining. Undercutting projects involve the complete replacement of the ballast substructure (i.e., existing ballast is taken off the track and replaced with new ballast). Ballast is the rock on the track structure that provides stability for the rail and ties, which is necessary to prevent the track from shifting with moving trains. Track lining projects involve the addition of ballast to existing track structure to comply with Federal Railroad Administration track standards, which are designed to ensure that appropriate stability is provided for the rail and ties. The ballast added during track lining projects replaces ballast that has deteriorated, been buried in the grading substructure, or shifted off the track. Consequently, a new asset is installed and the old asset retired.

The replacement of ballast is not considered repair and maintenance of track structure because ballast is a separate asset class and meets the GAAP definition of an asset as it embodies a probable future benefit that is critical to our ability to generate future revenues (train operations would not be possible without ballast to provide stability to the rail and ties). When ballast is installed as part of a track surfacing project, it represents a new asset and not the improvement of an existing asset. We have determined that it is appropriate to capitalize track surfacing because an existing asset is retired and replaced with a new asset, and those assets are included in our depreciation studies for ballast.

Form 10-Q for the Quarterly Period ended March 31, 2009

Item 1. Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 10. Properties, page 14

8.

Please refer to your response to our prior comment number 8. Based upon your response, it appears that the rail in your high-density traffic corridors was divided among nine categories for purposes of completing your most recent depreciable rail service life study. In this regard, please tell us (i) whether the rail located in your high-density traffic corridors is grouped into the same nine categories for purposes of estimating and recognizing annual depreciation expense in your financial statements and (ii) whether each rail category has been assigned its own service life for purposes of applying your unit of production depreciation method. If each category of rail has been assigned its own service life and/or composite depreciation rate, please consider disclosing the range of service lives and/or composite depreciation rates applied to your depreciable rail assets. Alternatively, if various rail categories have been aggregated for purpose of estimating annual depreciation expense, please describe for us in detail (a) the criteria or

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

basis that you have used to aggregate those rail categories and (b) why you believe that aggregation is appropriate.

RESPONSE:

For disclosure purposes, we show rail as a single asset type with a single composite depreciation rate; however, rail is comprised of four asset classes, each of which has its own composite depreciation rate supported by a service life study. The four rail asset classes are (i) Density 1, which represents rail lines carrying at least 20 million gross ton-miles per mile on an annual basis, (ii) Density 2, which represents rail lines carrying less than 20 million gross ton-miles per mile on an annual basis, (iii) Density 4, which represents yard and way switching tracks, and (iv) Density 5, which represents electronic yards.

We present rail as a single asset type in Note 10 of our Form 10-Q for the period ended March 31, 2009, and in Note 9 of our Form 10-K for fiscal year ended December 31, 2008, because we do not believe that more detailed information would enhance the understanding of readers of our financial position or results of operations. Most of the asset types listed in the Notes are comprised of two or more asset classes. We have approximately 60 classes of depreciable assets, each of which has its own depreciation rate supported by a service life study. In our judgment, presenting a weighted-average summary of our major depreciable asset classes is more meaningful and understandable.

We define high-density traffic corridors as Density 1 and Density 2 rail lines. We engage a third party with expertise in the railroad industry and in group depreciation theory to assist us in determining the estimated service lives of the rail in high-density traffic corridors. Our service life studies assess the lives of nine categories of rail based on rail weight, condition (new or secondhand), and characteristics (tangent or curve). We recalculate the depreciation rates annually for both Density 1 and Density 2 rail by dividing the number of gross ton-miles carried over the applicable traffic corridors on an annual basis by the estimated service lives of the rail (measured in millions of gross tons per mile) based on each of the nine categories. Composite depreciation rates for Density 1 and Density 2 rail are determined annually though a weighted average of the nine individual rates based on the gross asset value of each category.

We believe that aggregation is appropriate because (i) the calculations of composite rates for these two rail classes are derived from weighted averages of the individual rates based on gross asset values and (ii) we apply the composite depreciation rates to the gross asset values to recognize depreciation expense.

9.

Refer to your response to our prior comment number 8. You state that based upon your most recent service life study for rail property in high-density traffic corridors, you determined that new heavy-weight tangent rail had a significantly longer estimated life than in the past. In this regard, we note that at December 31, 2008, new heavy-weight tangent rail accounted for approximately 48% of rail miles and approximately 56% of the

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

total cost of rail in your high-density traffic corridors. You state further that your most recent service life study also determined that the estimated service lives of other types of rail had increased; although, it is not clear (i) whether the increases in the service lives of the other types of rail were as significant as that experienced by new heavy-weight tangent rail or (ii) whether the other types of rail that were determined to have an increased estimated useful life comprise a significant percentage of your remaining track miles or capitalized costs. Given the aforementioned facts, please clarify for us whether the change in the rail and other track materials composite depreciation rate disclosed in the quarter ended March 31, 2009 resulted from the selection of a longer estimated depreciable life for your new heavy-weight tangent rail or for all types of rail. If the increase in the estimated service life of your new heavy-weight tangent rail was applied to all types of rail, including old heavy-weight and non-heavy weight, please explain in detail why you believe that your accounting treatment was appropriate.

RESPONSE:

For disclosure purposes, we show rail as a single asset type with a single composite depreciation rate although rail is comprised of four asset classes, which we describe in our response to comment 8 above. We define high-density traffic corridors as Density 1 and Density 2 rail lines. Approximately 80% of rail installed on Density 1 lines is new heavy-weight tangent or curve rail, and the 2009 composite rate for this class of rail reflects the increased life of new heavy-weight tangent and curve rail that was determined by our 2008 service life study. We calculate composite depreciation rates for rail in high-density traffic corridors based on weighted averages of the nine individual rates and the gross asset values of each of the nine categories of rail. The increase in the estimated service life of our new heavy-weight tangent rail did not impact the “accounting treatment” for the other categories of rail because the composite depreciation rates use weighted averages based on the gross asset value of each category of rail. Our 2008 depreciation studies found that the estimated service lives of new heavy-weight curve rail and of rail in both Density 4 and Density 5 had also increased; however, the increase in the service life of new heavy-weight tangent rail was the principal driver in reducing the composite depreciation rate for rail and other track material presented in the Notes from 4.2% for fiscal year 2008 to 3.6% for fiscal year 2009.

* * * * *

As requested in your July 29, 2009 comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lyn Shenk, Branch Chief

Securities and Exchange Commission

September 29, 2009

Please feel free to call either me at (402) 544-6262 or Jim Theisen, Assistant General Counsel, at (402) 544-6765 if you should have any questions or further comments.

Sincerely,

/s/ Jeffrey P. Totusek

Jeffrey P. Totusek

Vice President and Controller

Union Pacific Corporation

cc:	James R. Young

Chairman, President and Chief Executive Officer

Union Pacific Corporation

Robert M. Knight, Jr.

Executive Vice President-Finance and Chief Financial Officer

Union Pacific Corporation

Union Pacific Corporation Audit Committee